Exhibit (a)(1)(xi)

ICON ACQUISITION HOLDINGS, L.P. ANNOUNCES RESULTS OF OFFER TO PURCHASE ALL OUTSTANDING SHARES OF CLASS A AND CLASS B COMMON STOCK OF PLAYBOY ENTERPRISES, INC.

Acceptance for Payment and Closing of Merger Expected to Occur March 4, 2011

Los Angeles, March 4, 2011 – Icon Acquisition Holdings, L.P. (“Purchaser”) today announced the results of the offer by its wholly owned subsidiary, Icon Merger Sub, Inc. (“Sub”), to purchase for cash all of the outstanding shares of Class A common stock (NYSE: PLA.A) and Class B common stock (NYSE: PLA) of Playboy Enterprises, Inc. (“Playboy”), at a purchase price of $6.15 per share, net to the seller in cash, without interest thereon, less any applicable withholding taxes. The offer expired at 5:00 p.m. Eastern time, on March 3, 2011, and as soon as practicable on March 4, 2011, Sub will accept for payment all shares validly tendered in the offer (excluding shares tendered under guaranteed delivery procedures) and will complete the short-form merger with and into Playboy.

Based upon information provided by the depositary for the offer, as of the expiration of the offer, a total of 18,915,951 shares of Playboy’s common stock (Class A and Class B combined) have been tendered and not withdrawn, including shares tendered under guaranteed delivery procedures. This represents approximately 84.4% of the “minority” shares not owned by Mr. Hugh M. Hefner, certain trusts controlled by Mr. Hefner, Mr. Scott N. Flanders, Purchaser, Sub and the respective affiliates of each of the foregoing (collectively, the “Purchaser Group”). A non-waivable condition to the offer, referred to as the minimum tender condition, was that at the expiration of the offer more than 50% of the “minority” shares be tendered and not withdrawn. The minimum tender condition was satisfied.

Upon the purchase of the tendered shares and upon the contribution of 11,362,039 shares of Playboy’s common stock to be contributed to Sub by Mr. Hefner’s trusts and Mr. Flanders, Sub will own approximately 88.7% of the shares of Playboy’s common stock (Class A and Class B combined) and approximately 97.0% of Playboy’s voting Class A common stock. The offer was subject to an additional condition, referred to as the threshold condition, that there be validly tendered and not withdrawn prior to the expiration of the offer such number of shares of Playboy’s Class A common stock that, together with any other shares of such class beneficially owned by one or more members of the Purchaser Group, constitutes at least 90% of the outstanding shares of Playboy’s Class A common stock at the expiration of the offer, after giving effect to any top-up option shares. The threshold condition was satisfied without the need for exercise of the top-up option.

No action of Playboy’s stockholders (other than Sub) will be required in connection with the merger. As a result of the merger, all remaining outstanding shares of Playboy’s common stock (Class A and Class B) will be cancelled and, subject to appraisal rights under Delaware law, converted into the right to receive $6.15 per share in cash, the same consideration paid in the offer. Shares validly tendered in satisfaction of guaranteed delivery procedures will also be accepted for payment and promptly paid the same consideration paid in the offer. Following the completion of the merger, Playboy’s Class A common stock and Class B common stock will cease to be traded on the New York Stock Exchange.

About Rizvi Traverse

Rizvi Traverse is a private investment firm with offices in New York, Los Angeles and Birmingham, MI. Rizvi Traverse partners with management teams to invest in market leading companies across a range of industries. Rizvi Traverse currently has significant investments in the media and entertainment sector. For more information visit www.rizvitraverse.com.

Forward Looking Statements The statements in this press release regarding the dates for acceptance for payment of shares validly tendered in the offer and closing of the short-form merger are forward-looking statements. They are based on Purchaser’s current expectations but are subject to uncertainties in the timing for completion of various ministerial actions.

Media Inquiries:

Cindy Leggett-Flynn/Justin Dini

Brunswick Group

Phone: 212-333-3810

E-mail: Rizvi@brunswickgroup.com